UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton
resourcing the future

Company Secretariat

BHP Billiton Limited
171 Collins Street
Melbourne Victoria 3000 Australia
GPO BOX 86
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57 Fax +61 3 9609 3015
bhpbilliton.com

BHP Billiton Plc
Neathouse Place
London SW1V 1BH UK
Tel +44 20 7802 4000
Fax + 44 20 7802 4111
bhpbilliton.com

21 November 2013

To: Australian Securities Exchange
London Stock Exchange

cc: New York Stock Exchange
JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Limited's Annual General Meeting today in Perth.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will be released to the market after the conclusion of BHP Billiton Limited's Annual General Meeting.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Jane McAloon
Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 171 Collins Street, Melbourne, Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Andrew Mackenzie, Chief Executive Officer, BHP Billiton 21 November 2013 BHP Billiton Limited Annual General Meeting 21 November 2013 Jac Nasser, Chairman, BHP Billiton Good morning, ladies and gentlemen. My name is Jac Nasser. May I draw your attention to the disclaimer. To start today’s meeting – I would like to acknowledge the Whadjuk people of the Nyoongar nation and pay respect to elders past and present, and extend that respect to other Indigenous people joining us today. Richard Walley, a Nyoongar man and one of Australia’s leading Aboriginal performers, musicians and writers, will offer the Welcome to Country. Welcome to the 2013 Annual General Meeting of BHP Billiton Limited here in Perth. I also extend a welcome to those watching the meeting online. I hope you enjoyed the opening video, which showed some of the important work our people are doing in the communities where we operate. In particular, I would like to recognise the contribution of the 26,000 employees and contractors in Western Australia, who are part of our Iron Ore, Aluminium, Nickel and Petroleum businesses. We have been in business in Western Australia for over 60 years, and today we have more than 20 per cent of our global assets here. As a mark of our continuing confidence, we invested over US$6 billion in Western Australia last year alone. All of us at BHP Billiton are proud to play a role in the ongoing economic development and prosperity of this great state. Importantly, we also have more than 78,000 shareholders based in Western Australia. We thank you for your support.
Your Directors are also here, including your CEO Andrew Mackenzie. You can read about their backgrounds in the Notice of Meeting. Let me give you a brief outline of the approach we use to select Directors, which is described in detail in our Annual Report.
Your Company is a truly global organisation, with 128,000 people in 26 countries. We operate in a sector that requires a long-term investment perspective. As a result, our Directors have current international business skills and experience, as well as an objective view on social, economic and environmental issues. We look out at least five years when planning for Board succession, taking into account the skills and experience required to effectively govern the Company and create long-term value for shareholders. We are confident that our Board renewal process ensures that we have the right blend of skills, experience and perspectives critical to the effective oversight of BHP Billiton on behalf of shareholders.

As you would expect, effective succession planning extends throughout the Company and this is one of the most important tasks of any Board. The strength of our process was demonstrated in February, when we announced the retirement of Marius Kloppers and the appointment of Andrew Mackenzie.
Andrew joined BHP Billiton in 2008. He is a world class executive, with more than thirty years of experience in oil, gas, petrochemicals and mining. His appointment followed a global search of internal and external candidates.
Our considered, planned succession approach has served BHP Billiton and our shareholders well. The Board would like to thank Marius for his leadership over the past several years, including his help in the transition to Andrew. Under Marius and his team, BHP Billiton outperformed our peers, in terms of total shareholder returns, during some very difficult times. Marius left BHP Billiton a safer and stronger Company. On behalf of all our shareholders, we thank him.
Also with us today are members of Andrew’s senior executive team. You can read about their backgrounds in the Annual Report. The majority of the new senior executive team has been with BHP Billiton for over ten years, and, in the case of Dean Dalla Valle, for over 35 years. Congratulations and well done Dean. When you look at their careers, you can see the depth of talent within the Group and the strength of our approach to leadership development and succession planning, while also ensuring renewal and continuity. Andrew and the team are off to a strong start. I know they look forward to catching up with you after the meeting.
Let me also welcome the members of our Forum on Corporate Responsibility. The Forum provides advice to the Board and senior management on critical issues affecting the Company and the sector. For over a decade, the Forum has helped challenge the Company’s thinking and develop progressive policies on a range of issues, from biodiversity, to climate change and our relationship with indigenous people. While the composition and operation of the Forum have changed over the years, we remain committed to engaging with key opinion leaders with diverse views and perspectives. I want to thank them for their advice, support and robust debate over the years. We are a better Company with them by our side.
Global economy
Now, let me turn to the global economy and make a few observations on the US, Europe, Japan and emerging economies, in particular China.
Over the last year, the US experienced moderate growth rates, with the US housing sector and the stock market strengthening household balance sheets. We are confident of the continued recovery in the US despite some risk from the unwinding of monetary stimulus.

On the other hand, conditions in Europe remain challenging, although relatively more stable. The European economy still faces structural issues, and uncertainty is likely to continue in the near term.
In Asia, we see strong growth overall. In Japan, the renewed policy push is positive for medium term growth, if the government can achieve its stated objectives. In China, which accounts for about 30 per cent of our revenue, weaker trade and softer manufacturing activity have been a slight drag on growth relative to expectations. You can see the impact of that in our financial results.
However, despite slowing slightly, China’s growth remains an important driver for our industry. In the past 20 years, more than 650 million people have been lifted out of poverty in China alone. It is expected that another 250 million people will move from the countryside to cities over the next 15 years. With employment conditions and income growth remaining resilient, we believe the Chinese Government has the room and flexibility to pursue reforms that support its policy of stable, long term growth. We expect the Chinese economy to grow at over seven per cent next year. China and other emerging economies will be the major drivers of global economic growth in the long term, which could deliver up to a 75 per cent increase in demand for some commodities over the next 15 years.
Only a few countries in the world are well placed to supply this increased demand for commodities, and Australia is one of them. Therefore, we believe your Company remains well positioned to contribute to the prosperity of the regions where we operate, including Australia.
BHP Billiton portfolio
With our four key pillars of Coal, Copper, Iron Ore, and Petroleum, and a possible fifth pillar in potash, we are able to meet every phase of the economic development cycle, from investment to consumption-led economies.
This portfolio approach gives us flexibility to adapt as markets evolve. This, of course, is highlighted by the changes now underway in the global energy mix. Technology and the need for lower carbon energy have led to a shift in emphasis from coal to gas in the US, while, globally, various policy measures have also affected the use of different energy sources. We are aware of, and engaged in, these changes, adjusting our investment and portfolio as needed.
Overall, our diversified strategy is a core strength, and means we are less vulnerable to specific commodity risks. This core strength is the foundation of how we have outperformed our peers over the past decade in total shareholder returns.

Business Performance
Now, let me turn to BHP Billiton’s overall performance.
Despite continuing improvements over the past eight years in the Company’s injury rate, it is with profound sadness that I report three of our colleagues lost their lives at work during the year. On behalf of the Board and management, I offer our deepest condolences to their families and friends. Let me be very clear, any injury or loss of life is completely unacceptable. Safety must come first.
In terms of our operating and financial performance, I am pleased to report that your Company remains strongly positioned. Our solid financial and operating results were underpinned by production records and substantial productivity gains. While volatile commodity markets and slower global growth did affect our results, this was partially offset by your management team delivering savings in controllable cash costs. Andrew will talk to you in more detail about this year’s results and the continued commitment he and his team have made to ongoing productivity improvements.
Looking at capital management, I’m pleased to say that we retained our solid A credit rating and continued our progressive dividend policy, with a full year dividend increase of four per cent to 116 US cents per share – which translates to a 13 per cent increase to A$1.20.
Our dividend has increased at a compound annual growth rate of 18 per cent over the last 10 years, and, in that period, we have returned more than US$59 billion in dividends and share buy-backs to shareholders.
Two constants
Even with our solid results, we should always be reminded that, while our products are an essential part of everyday life, the resources industry is cyclical and faces continuing challenges.
Against that backdrop, we can see two constants through our 150-year history. The first is the significance of what we do. Rising living standards depend on economic growth. Our aim is to safely, reliably and profitably supply the resources that drive improved living standards for millions of people around the world every day. The second is how we operate. Today, this is laid out in Our Charter, which defines our values – let me outline how this translates to our contribution to society.

BHP Billiton Limited Annual General Meeting
Speeches by Jac Nasser, Chairman, BHP Billiton
and
Andrew Mackenzie, Chief Executive Officer, BHP Billiton
21 November 2013

Broader contribution

I will start with the partnerships that support sustainable development, as they are central to how we operate. We are not just talking about our ability to provide products that support economic growth. Every day, we also make a positive contribution by supporting social and economic development that benefits the broader community. We contribute one per cent of our pre-tax profit to community programs, a total of US$246 million this year, bringing our voluntary community investment to US$1.5 billion over the past 10 years.

This investment creates a direct link between our success as a Company and the ability we have to enable fundamental change for good in our communities. The result is a diverse range of programs, covering education, healthcare, the environment and other initiatives.

Here in Australia, last year we contributed US$67 million to local community programs. This included support for health care services to remote areas of Western Australia through the Royal Flying Doctor Service, Secondary and Tertiary scholarships through the Australian Indigenous Education Foundation, and accommodation for the families of critically sick children at the new Children's Hospital here in Perth.

We want to be a genuine part of all the communities in which we operate, and leave a lasting, positive legacy wherever we work.

Our employees also volunteer their time and energy to make a real difference to their communities. For example, employees from our Worsley operation, near Collie, provide vital support to their local fire brigade. Between them, they have volunteered over 2,000 hours of their own time, and this has been matched through the BHP Billiton Matched Giving Program.

Our community programs are in addition to the US$11 billion we paid in taxes and royalties to governments worldwide last year. Of these, our largest payments were made in Australia, where we paid over US$9 billion.

We also make a broader economic contribution by the jobs we create, the capital we invest and our support for local businesses. In 2013, for example, 63 per cent of our Group spend was with local and regional suppliers, including small businesses, thereby extending the opportunities for others to benefit from our success. In our Australian operations, we spent over US$19 billion, sourcing more than 70 per cent of our products from Australian businesses. This supports jobs and investment, not just within BHP Billiton, but across the whole Australian economy. So your Company, along with others in the resources sector, continues to make a substantial contribution to Australia's prosperity.

This year is the 130th anniversary of the discovery of silver, lead and zinc at Broken Hill that led to the creation of BHP.

Pg 6

Around the world, there are very few companies that have successfully adapted to the massive economic and social challenges of the last 130 years.
In an uncertain world, our strategy of owning and operating large, long-life, low-cost, expandable, upstream assets, diversified by commodity, geography and market, continues to deliver significant benefits for our shareholders and our communities.
Combined with the talents and efforts of our people, and the leadership of your CEO, Andrew Mackenzie, we remain well positioned for the future.
Conclusion
Earlier, I spoke about the transition from Marius to Andrew. At our Annual General Meeting last month in London, Andrew and the other Directors were able to meet a number of shareholders. Some of them said they would have liked to have heard more about Andrew’s background. So, at the risk of embarrassing Andrew, let me expand on what you may have read in the Annual Report.
Andrew began his career as a geologist and geochemist. He holds a PhD in Chemistry and his research has had important implications for oil and gas exploration, with its findings still in use by academics and oil explorers today. As a scientist, Andrew has published over 50 research papers. He has received five major awards, including the President’s Award and the Aberconway Medal from the Geological Society of London. During his 30-year career in resources, Andrew has held a variety of senior leadership roles, including Head of Capital Markets, Chief Technology Officer, and Group Vice President Petrochemicals at BP. From 2004 until 2007, Andrew was Chief Executive of Industrial Minerals at Rio Tinto. Until his appointment as BHP Billiton CEO earlier this year, he was a non-executive director of the UK listed energy company, Centrica.
Andrew’s business experience and scientific credentials give him unique insights to his role as CEO, and to his contribution to your Board. Now, after that introduction, I would like to hand over to Andrew to talk more about your Company’s performance.
Andrew Mackenzie, Chief Executive Officer, BHP Billiton
Thank you, Jac, and good morning, everyone. Welcome to the Annual General Meeting of BHP Billiton Limited. I too would like to acknowledge the traditional lands of the Nyoongar people, and pay my respect to their elders past and present.
Since becoming CEO, I have travelled to Western Australia three times. Western Australia is a state that plays an important role, both in BHP Billiton’s success and in the success of the Australian economy as a whole.

BHP Billiton is, and always has been, a Company firmly rooted in Australia. We are Australia’s largest taxpayer. In the last financial year, we generated approximately 70 per cent of our profits and paid more than US$9 billion in taxes and royalties in Australia. Each year we spend over US$19 billion in Australia, supporting more than 9,000 local businesses.
Australia is also home to our largest shareholder base and we estimate that seven and a half million Australian superannuation accounts are invested in about US$20 billion of BHP Billiton shares. Which means we are owned by millions of everyday Australians. Our Board, management team and I never forget that we are in service to you, our shareholders. So, I am pleased to report that in the 2013 financial year we delivered solid results, including strong volume growth and substantial, productivity-led cost savings. These results would not have been possible without the hard work of all of our employees and contractors, who work to deliver critical resources to our customers in every corner of the globe.
Sustainability, the first value of Our Charter, means we are environmentally responsible, work hard to enhance the well-being of our communities, and put the health and safety of our workforce first. Over the past eight years, we have reduced our Total Recordable Injury Frequency by almost 50 per cent. However, I echo Jac’s sentiments of the profound sadness we all feel to have lost three of our colleagues at work this year. I reaffirm our commitment to manage our operations so that all of our people go home safely at the end of each working day.
Our people take pride in working for a Company that operates in an environmentally responsible way and makes a positive contribution to the communities in which we work. We continue to monitor, manage and reduce the environmental impact of our operations and, each year, publicly report on our performance, including our greenhouse gas emissions.
Climate change is relevant to us all. As a significant user of energy, we are working to drive down our greenhouse gas intensity, and we are seeing results. Our current emissions are below our 2006 baseline, despite the substantial growth of our business since then. For example, at our Iron Ore operations here in Western Australia we are installing a combined cycle gas power station that will reduce our carbon emissions by more than 200,000 tonnes per year.
As a major producer of energy-related commodities, we believe that, even with substantial gains in energy efficiency and reductions in carbon intensity, net demand for energy will continue to increase. To meet this growing demand, the world must choose its preferred energy mix. Although this mix is hard to predict today, it will become clearer as technology evolves and society chooses what will maximise energy efficiency, minimise environmental impact and deliver economic growth. We will bring to these discussions our deep understanding of the Earth’s geology, its available energy resources, societal trends and needs and trade flows.

We are fortunate as we already have a diverse energy portfolio. We can and will continue to adjust the shape of our portfolio to match energy demand, meet societal expectations, preserve the progressive base dividend and maximise shareholder returns.
In August, we reported our 2013 financial results, including record production for a number of our commodities, as well as US$2.7 billion in controllable and sustainable annualised cost savings. However, lower prices offset the benefits of volume growth and cost savings, so, for the full year we reported a reduction in Underlying EBIT of US$9 billion, to US$21 billion, Attributable Profit before exceptional items of just under US$12 billion, net operating cash flow of US$18 billion and capital and exploration expenditure of US$22 billion.
Our strong operating performance was underpinned by a thirteenth consecutive year of record production at our Western Australia Iron Ore operations and a 28 per cent increase in production at our Escondida copper mine in Chile. This high-margin volume growth was supported by a 76 per cent increase in liquids production at our Onshore US business, a 19 per cent increase in Queensland Coal production, a seven per cent increase in manganese ore production and, with the ramp-up of Worsley, record alumina production.
Our focus on productivity is extracting more value from existing operations. Over the next two years, we expect to increase production by eight per cent per year, on a copper equivalent basis, and deliver additional productivity-led cost savings. We are increasing our focus on our ‘four pillars’: Iron Ore; Petroleum; Copper; and Coal, and we continue to operate our Aluminium, Manganese and Nickel businesses as efficiently as possible.
Now to Potash. We expect demand for potash, a fertiliser that improves the yield and quality of agricultural production, to grow by about two to three per cent per annum to 2030.
This growth will be driven by a rising population and greater economic prosperity, which will change the patterns of food consumption, requiring higher yields from increasingly-constrained arable land. Our continued investment in Potash, at an average annual spend of US$800 million, will make sure we are ready to take advantage of this opportunity to add to shareholder returns.
BHP Billiton is the only Company to offer broad-based exposure to steel making, metals, energy and food. As demand for these commodities grows, we need to become more productive. Our productivity agenda is now fully underway. We are focused on safely maximising the outputs of our installed capacity in order to deliver volume growth and lower unit costs. We have also reduced our planned capital expenditure by 25 per cent, to US$16 billion, for the 2014 financial year, and our expenditure will decline again next year.

Our people are energised by the productivity challenge ahead and they are delivering great results right across the organisation. For example, by sharing best practice in the performance of shovels in our Coal Business, our Iron Ore team in the Pilbara unlocked an additional 40 million tonnes of capacity, reducing mining costs per tonne. And, by analysing every step of the production process at one of our coal mines in Queensland, the team increased throughput and decreased downtime at the coal processing plant to deliver seven per cent volume growth
With our people delivering such outstanding results, together with our robust strategy and our unrivalled portfolio of resources, we are confident that we will continue to deliver superior results to our shareholders.
Thank you.
Jac Nasser, Chairman, BHP Billiton
The Chairman then conducted the formal items of business, including the items on the remuneration and election of Directors:
Remuneration
Items 7 to 9 relate to executive pay. Item 7 is the Remuneration Report. Item 8 seeks your approval for the updated Long Term Incentive Plan Rules.
The existing rules were approved and adopted nearly 10 years ago and, over that time, have served shareholders well. The new Rules have been streamlined and simplified. The potential award size for participants and the criteria under which awards may vest will remain largely unchanged. One new feature of the plan is the introduction of clawback provisions. These ensure that executives are not rewarded where it is not justified by performance. Item 9 seeks approval for the grant of share awards to Andrew Mackenzie under the Group’s short term and long term incentive plans.
At the time of Andrew’s appointment as CEO, the Board and Remuneration Committee believed a reduction in the CEO compensation package was appropriate. The proposed grants, therefore, reflect a reduction in the CEO package of around 25 per cent. We are seeking approval for a grant to Andrew of deferred shares under the Group’s short term incentive plan. The award of these shares is entirely performance based and they will not vest until 2015. In addition, we are seeking approval for an award of share rights under the Long Term Incentive Plan – which will vest after five years, but only if strict performance hurdles are met.

Election of Board-endorsed Directors
As I mentioned earlier, to effectively govern BHP Billiton, your Directors must have current international business skills and experience, as well as an objective perspective on global social, economic and environmental issues. You have a high performing Board that works hard in the best interests of shareholders. The Board’s performance is evaluated, and that of individual Directors, through a combination of internal peer assessments and assessments undertaken by an independent external facilitator.
That process has been used to review the performance of all your Directors, and the Board considers that each member continues to make a valuable contribution on behalf of shareholders, as described in the Notice of Meeting. The Board, therefore, recommends the election of your existing Directors. As you complete your voting card for items 10 to 22, you are able to vote on each Director individually.
Election of Non-Board endorsed candidate
Item 23 concerns a candidate, Ian Dunlop, who has been nominated by an individual shareholder outside the usual Nomination and Governance Committee process.
Mr Dunlop draws attention to the global challenge of climate change.
I can assure you that the Company and the Board consider climate change to be one of the most important strategic issues – and this has been the case for some time.
For the last 20 years, in our Sustainability Reports, we have been transparent about the need for change, about our policies around change and about the actions we have taken to implement change.
As part of these actions, we have included a carbon price in all our investment decisions over the last decade.
I should also point out that our diversified commodity portfolio strategy was shaped to reduce volatility and mitigate macro risks, such as climate change.
Consequently, the Board has considered Mr Dunlop’s nomination, as part of the rigorous succession planning process I spoke about earlier, and recommends you vote against his election.
The Chairman concluded the items of business.

Closing remarks
Ladies and Gentlemen, thank you for your questions. We value your comments and ideas, and will continue to work for ongoing improvement on your behalf.
The results will be notified to stock exchanges and posted on our website.
In closing, let me again thank you for your support and commitment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 21, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary